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                              October 6, 2021

       Osman Ahmed
       Chief Executive Officer
       Founder SPAC
       c/o Winston & Strawn LLP
       800 Capital St., Suite 2400
       Houston, Texas 77002

                                                        Re: Founder SPAC
                                                            Amended
Registration Statement on Form S-1
                                                            Filed on October 6,
2021
                                                            File No. 333-258158

       Dear Mr. Ahmed:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amended Registration Statement on Form S-1 filed October 6, 2021

       Prospectus Cover Page, page 1

   1. Please revise the prospectus cover page to clearly disclose that investors will not have voting or redemption
rights with respect to the potential extension of three month time period to complete the
initial business combination.
       Index to Financial Statements , page F-1

   2. Please revise to update your financial statements pursuant to Article 8-08 of Regulation S-
                                                        X.
 Osman Ahmed
FirstName  LastNameOsman Ahmed
Founder SPAC
Comapany
October    NameFounder SPAC
        6, 2021
October
Page 2 6, 2021 Page 2
FirstName LastName
Exhibits

3. Please revise the legality opinion filed as Exhibit 5.1 to reconcile the number of warrants being registered with the amount being registered in the registration statement.
       You may contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or James Lopez at 202-551-3536 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Michael J. Blankenship